COUNTRY Financial in Production with
Sapiens ALIS Policy Administration System

ALIS provides COUNTRY Financial modern technology, self-sufficiency, desired flexibility, and process efficiencies for life business processing

New Jersey – October 7, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announced today that COUNTRY Financial, a Fortune 1000 insurance and financial services company based in Bloomington, Ill., has successfully deployed the Sapiens ALIS policy administration system to support its life insurance business. New business volumes are expected to rise to over 3000 policies per month over the next few months as COUNTRY rolls out ALIS to all of its distribution districts and channels.

This initial ALIS deployment supports the COUNTRY Whole Life and Term product lines, and represents the first phase of a multi-phased program. During this phase, COUNTRY also achieved its stated goal of self-sufficiency for ongoing ALIS configuration and maintenance. Subsequent phases, some of which are already in progress, include support for Long Term Care, Annuities, Universal Life, Disability Insurance and Medicare Supplement. In-force policy conversions are also in progress with the objective of consolidating all of the COUNTRY life, health and annuity business onto the ALIS environment, and retiring the COUNTRY legacy administration systems.

Commenting on the successful deployment of ALIS, Mark Streitmatter, ITS Director, with COUNTRY Financial, said, “The ALIS system is a great fit for the organization and our modernization initiative. The system provides us the functionality and flexibility to meet our life, health and annuity processing needs, and Sapiens' partnership has enabled us to meet our goal of self-sufficiency to maintain the system in house. The Sapiens team of skilled professionals and a strong partnership were keys in helping us achieve our objectives.”

“We are excited to have achieved this important milestone with COUNTRY. Replacing legacy policy administration systems with a new system is one of the more challenging initiatives an insurance company will face when modernizing its infrastructure. The company’s structured and deliberate approach to this challenge was a key to the project success,” said Ron Karam, President Sapiens NA Insurance Solutions.

Roni Al-Dor, President and CEO of Sapiens added, “We thank COUNTRY for the opportunity to work closely with the COUNTRY Financial team through every step of the implementation. It is always gratifying when a client goes into production and is able to start deriving the value from all the investment and effort. We look forward to continuing to work with the COUNTRY Financial team as they expand the use of the system.”

About COUNTRY Financial

COUNTRY Financial (www.COUNTRYfinancial.com) serves more than one million households and businesses throughout the United States. It offers a full range of financial products and services from auto, home and life insurance to retirement planning services, investment management and annuities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:
James Carbonara, Regional Vice President	Moshe Shamir, VP Marketing
Hayden IR	Sapiens International
Office: (646)-755-7412	Tel: +972-3-6250951
e-Mail: James@haydenir.com	e-Mail: moshe.shamir@sapiens.com